

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

VIA U.S. MAIL

Ki Nam
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626

> **Re: T3 Motion, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2010**
> **File No. 333-171163**

Dear Mr. Nam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to declare the registration statement effective until you have satisfactorily replied to and we have resolved all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009.

2. In this regard, please update the Form S-1 to incorporate all applicable changes from our letters regarding the December 31, 2009 Form 10-K review dated October 7, 2010 and December 13, 2010.

3. Please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

4. Please revise throughout to present loss figures by use of parenthesis.

5. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

6. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

Prospectus Summary, page 1

7. Please revise the second sentence of the introductory paragraph. We note that the summary is intended to be a complete summary.

8. Please substantially revise the entire summary section so that it describes the same entity the financial statements do which shows that your net losses exceed your revenues. For instance, you repeatedly use the word "success." In general, we believe that successful companies are ones which are profitable.

Our Company, page 1

9. Please provide a balanced overview of your company by disclosing in the opening paragraphs your revenues, net losses, and accumulated deficit for the last three fiscal years and most recent interim period and disclose your auditor's going concern qualification.

10. Please delete "iconic" from the second sentence of the third paragraph of this section.

11. Please revise the third paragraph to explain what you mean by the "command presence" and "approachability" of the T3 Series or delete.

12. We note that on page 68 you state that you believe your current assets will allow you to continue as a going concern through December 31, 2010. Please revise this section to disclose comparable information with, we assume, a new, later date.

13. We note that you have a distributor in Israel, Lebanon, and the Middle East. Since both named countries are in the Middle East, please tell us where the other distributor is located and the countries he services.

CT Series, page 3

14. Please delete "successful" from the second sentence of this subsection.

Our Growth Strategies, page 4

15. Please revise by limiting your discussion of past performance and future expectations for your products to factual statements and remove marketing and other subjective language. Examples include "extensive" (the carryover paragraph on page 5), "success" (page 5), "viral effect" (second bullet point on page 5), and "strong" brand (the fourth bullet points on page 5).

16. With a view to revised disclosure, please provide us with substantiation for the statement that your product has a "reputation as the ESV of choice . . . ."

17. Please revise the fourth bullet point to explain what gives you a "robust product roadmap" or delete.

18. Please provide us with substantiation for your statements that you "have successfully built strong brand awareness" since 2007 and that you have received "increasing numbers of repeat orders . . . and the large volume orders from new customers."

19. We note your disclosure in the last two sentences of the fifth bullet point on page 5 that you have received interest from "new emerging markets." If you have not yet made significant sales to these new emerging markets, please revise to clarify.

20. Please provide us with substantiation for your statement in the penultimate bullet point on page 5 that you have "put under contract the leading representative companies and distribution companies nationwide" and confirm that you have filed all material distribution contracts as exhibits to the registration statement.

The Offering, page 9

21. Please explain the references to NASDAQ on page 10 and in the risk factor on page 19 as it appears you will attempt to list your securities on the AMEX.

22. Please include the proposed symbol for the units in the next amendment.

Risk Factors, page 11

Adverse conditions in the global economy, page 12

23. Please revise to discuss and quantify the specific impacts to you as a result of the risks you discuss here. We note in this regard your disclosure on page 66 attributing the decline in revenues for the fiscal year ended December 31, 2009 to adverse conditions in the global economy.

Cautionary Language Regardng Forward-Looking Statements, page 21

24. Either remove this section or revise to state clearly that there is no safe harbor for forward-looking statements for penny stock issuers like you.

Special Note Regarding Forward-Looking Statements, page 22

25. Please remove this section as it repeats substantially all of the immediately preceding section.

Use of Proceeds, page 23

26. Please quantify the amounts you intend to use for each of the uses mentioned.

27. We note that you contemplate use of proceeds to reduce outstanding indebtedness. Please revise to include interest rate disclosure required by Instruction 4 to Item 504 of Regulation S-K. In addition, once you have determined the approximate net proceeds of the offering, please revise to disclose the approximate amount intended to be used for each purpose discussed in this section.

28. We note that you may decide to change the use of proceeds "if opportunities or needs arise." Please revise to clarify the specific contingencies that would cause management to alter the use of proceeds and the alternative uses as a result. Refer to Instruction 7 to Item 504 of Regulation S-K.

Description of Business, page 26

Market and Industry Overview, page 27

29. We note you have relied on reports from third-party sources for data. Please confirm that the reports you cite from third party sources are publicly available either for free or at nominal cost.

30. Please update this section to provide current industry data. We note that you provide more recent data in your Form 10-K for the fiscal year ended December 31, 2009.

CT Series, page 30

31. Your disclosure on page 59 states that the CT Micro Car was introduced to the market in September 2009. However, we note the table on page 32 does not appear to include revenues from sales of the CT Micro Car as of September 30, 2010. Please revise to clarify. If sales of CT Micro Cars are included in the "T3 Series" line item, revise to discuss your relative product mix.

GT3, page 31

32. Please reconcile your disclosure that the GT3 will be released in 2011 with disclosure on page 59 that you introduced the GT3 in June 2010.

Future Products, page 31

33. Please disclose when you intend to enter the international market with the T3i Series and disclose whether you will incur any significant additional costs to develop and introduce this product to market.

Growth Strategies, page 32

Return on Investment (ROI), page 33

34. Please provide us with substantiation for your belief that your "product demonstrates an approximate cost savings of $17,000 to $24,000 per year over gas powered vehicles."

Marketing and Distribution, page 34

35. Please substantiate your statement in the first bullet point that "one packaged T3 Series is able to fulfill the client's needs for a multi-shift deployment related to competing products."

Operating and Manufacturing Strategy, page 35

36. Refer to the second sentence of this paragraph. Please revise to state that it is your belief that you have reputable suppliers and explain how this enables you to "immediately leverage manufacturing practices at minimal cost" or delete.

Current Customers, page 37

37. If any current customers account for 10% or more of your revenues, please name them and give the percentage.

Management, page 38

38. Please revise the biographies of your officers and directors to remove references to public companies' ticker symbols.

39. Please revise the last sentence of the biography of Ki Lam to disclose his position at Powerware Technologies and briefly explain the specific attributes, skills, or actions that enabled him to "guide the company to number five . . . " in 2000 or delete.

40. Please revise the biography of Noel Chewrobrier to include business experience, including names of the companies worked for, for the previous five years.

Director and Executive Compensations, page 41

Employment Agreements, page 44

Kelly Anderson, page 45

41. Please rewrite this section to remove the defined term "Executive," which makes this section read like a contract rather than a prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 49

42. Please revise the footnotes to the beneficial ownership table to identify the natural person(s) who exercise voting or dispositive control over the shares held by Immersive Media Corp. and Total Force International Limited.

Management's Discussion and Analysis, page 58

Results of Operations, page 64

Net Revenues, page 64

43. Please revise to discuss in greater detail the nature of the "vendor supply issues" that resulted in orders not being shipped during the third quarter, when you expect these issues to be resolved, and whether you will incur significant costs or lost or cancelled sales as a result. Revise your risk factor disclosure as well.

Liquidity and Capital Resources, page 68

44. Please revise to discuss liquidity on both a short-term and long-term basis. Short-term is twelve months or less. Additionally, disclose your monthly cash burn rate. Refer to Instruction 5 to Item 303(a) of Regulation S-K. Revise the appropriate risk factors and summary in this manner as well.

Underwriting and Plan of Distribution, page 76

45. We note your disclosure that if all the units are not sold at the public offering price, the underwriters may change the offering price and other selling terms. Please explain how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, disclose whether a post-effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. We may have additional comment after reviewing your response.

Financial Statements, page F-1

46. We note from the prospectus cover pages that the company plans to effect a stock split prior to the effectiveness of the Form S-1 registration statement. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the stock split as required by SAB Topic 4C.

Report of Independent Registered Public Accounting Firm, page F-19

47. In accordance with the company's October 29, 2010 response to prior comment 1 in our letter dated October 7, 2010, please revise to include the additional paragraph in the audit report concerning the change in accounting principle.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (424) 239-1882
       Ryan S. Hong, Esq.
       LKP Global Law, LLP